FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date of Report: January 20, 2004

Commission file number 333-77633

CAPITAL ENVIRONMENTAL RESOURCE INC.

(Exact name of registrant as specified in its charter)

1005 Skyview Drive

Burlington, Ontario, Canada L7P 5B1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑          Form 40-F  ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☑

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2003
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2003
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
EXHIBITS
SIGNATURES
EX-10.1 Purchase Agreement dated November 13, 2003
EX-10.2 Credit Agreement dated December 31, 2003
EX-99.1 N. Central FL District Financial Statement
EX-99.2 Florida Recycling Financial Statements

CAPITAL ENVIRONMENTAL RESOURCE INC.

INDEX TO FORM 6-K/A

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Introduction	2
Unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2003	4
Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended December 31, 2002	5
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2003	6
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	7
Exhibits	9

SIGNATURE	10

i

FORWARD LOOKING STATEMENT

      Certain statements included in this Form 6-K/A, including, without limitation, information appearing under, “Unaudited Pro Forma Condensed Consolidated Financial Statements,” are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties. Factors set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F/A filed with the SEC could affect the Company’s actual results and could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Report on Form 6-K/A.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      On November 14, 2003, Capital Environmental Resource Inc. (the “Company”) announced that its wholly-owned subsidiary, Waste Services, Inc. (“WSI”), entered into a definitive agreement to acquire from Allied Waste Industries, Inc. (“Allied”), the assets of Allied’s Northern and Central Florida operations (the “Allied Acquisition”) for a purchase price of approximately US $120 million plus working capital, as defined in the asset purchase agreement, which as of September 30, 2003 approximated $4.8 million. The primary markets serviced by the operations are in Tampa, Sarasota and Jacksonville. On December 31, 2003, the Company completed the first phase of the Allied Acquisition, which included the assets for which all required transfer consents and approvals had been obtained. The purchase price of the first phase approximated $76.1 million. The Company expects to obtain all the remaining consents and approvals necessary to complete the remainder of the Allied Acquisition during the first quarter of 2004.

      On November 24, 2003 the Company announced that WSI entered into a definitive agreement to acquire all of the issued shares of Florida Recycling Services, Inc. (“FRS”) for a purchase price of approximately $128.5 million in cash, subject to certain changes in working capital and the issuance of 3,250,000 common shares (the “FRS Acquisition”). FRS operations are based in central Florida, primarily servicing the Orlando, Daytona, Fort Myers and Tampa markets. Completion of the acquisition, which is expected to occur before the end of the first half of 2004, is subject to certain customary conditions including but not limited to the Company obtaining financing.

      On December 31, 2003, the Company entered into a $220 million 364-day senior secured credit facility, comprised of a $195 million term loan and a $25 million revolving credit facility. Initial borrowings under the 364-day facility were used to finance the acquisition of certain assets of Allied and to repay the prior senior credit facility. The 364-day facility bears interest at 9.0% per annum and has an initial term of 364 days with an extension option. If the option is exercised, the term of the 364-day facility would extend to July 2005 at a rate of 11.0% per annum.

      For purposes of this document the Allied Acquisition and the FRS Acquisition are collectively referred to as the “Acquisitions”.

      These unaudited pro forma condensed financial statements have been prepared from the consolidated financial statements of the Company and its acquisition targets. The Company will acquire all of the Northern and Central Florida operating assets of Allied in connection with the Allied Acquisition and all of the operations of FRS in connection with the FRS Acquisition.

      You should read these unaudited pro forma condensed consolidated financial statements in conjunction with the Consolidated Financial Statements of the Company as filed on Form 20-F/A, and the Unaudited Condensed Consolidated Financial Statements of the Company as filed on Form 6-K as well as the audited and unaudited financial statements of the Acquisitions included herein.

      The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2003 and the year ended December 31, 2002 give effect to the Acquisitions and the following transactions and events as if each had occurred as of the beginning of the period presented:

•	the financing of the Acquisitions and related expenses through the proceeds of the $250 million senior subordinated indebtedness which, in part would be used to refinance the 364-day facility previously discussed;

•	the elimination of certain indebtedness, liabilities and assets (including inter-company debt or receivables) not assumed by the Company and the related income statement effects;

•	the acquisition of certain receivables, trucks, and containers from other Allied entities;

•	the preliminary allocation of the purchase price, to the assets and liabilities of the Company based upon a preliminary estimate of the fair value of assets being acquired and liabilities being assumed by the Company;

•	the amortization of certain acquired intangibles; and

•	the tax effect of the foregoing events.

      The unaudited pro forma condensed consolidated balance sheet gives effect to the Acquisitions and the other transactions and events previously described as if each had occurred on June 30, 2003.

      The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that the Company believes are reasonable, and may be revised as additional information becomes available. The pro forma adjustments are more fully described in the notes to the unaudited pro forma condensed consolidated financial statements.

      The unaudited pro forma condensed consolidated financial statements should not be considered indicative of actual results that would have been achieved had the Acquisitions and the other transactions and events described above been completed as of the dates or as of the beginning of the periods indicated and do not purport to project the financial condition or results of operations and cash flows for any future date or period.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2003
(in thousands except per share data)

		Allied	FRS
	Historicals	Acquisition	Acquisition	Adjustments	Notes		Pro Forma

Revenue	$56,562	$46,013	$44,804	$—			$147,379
Operating expenses:
Cost of operations	35,321	32,862	33,360	(723)	(b	)	100,820
Selling, general and administrative	13,047	4,063	5,278	(1,119)	(b	)	20,456
				(813)	(b	)
Depreciation, depletion and amortization	6,791	2,269	3,397	2,317	(a	)	15,046
				272	(b	)
Foreign exchange loss and other	357	—	—	—			357

Income from operations	1,046	6,819	2,769	66			10,700
Other	—	(50)	(50)	—			(100)
Interest income	—	(2,510)	—	2,510	(b	)	—
Interest expense	5,185	—	1,015	11,680	(c	)	16,865
				(1,015)	(b	)

Income (loss) before income taxes	(4,139)	9,379	1,804	(13,109)			(6,065)
Income tax provision (benefit)	(334)	3,752	20	(3,772)	(d	)	(334)

Net income (loss) before cumulative effect of change in accounting principle	(3,805)	5,627	1,784	(9,337)			(5,731)
Deemed dividend on Series 1 Preferred Shares	(21,021)	—	—	—			(21,021)

Net income (loss) attributable to Common Shareholders before cumulative effect of change in accounting principle	$(24,826)	$5,627	$1,784	$(9,337)			$(26,752)

Basic loss per share before cumulative effect of change in accounting principle	$(0.68)						$(0.67)
Diluted loss per share before cumulative effect of change in accounting principle	$(0.68)						$(0.67)
Shares used in computing per share amounts:
Basic	36,537	—	—	3,250			39,787
Dilutive	36,537	—	—	3,250			39,787

The accompanying notes are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002
(in thousands except per share data)

		Allied	FRS
	Historicals	Acquisition	Acquisition	Adjustments	Notes		Pro Forma

Revenue	$98,846	$90,576	$84,784	$—			$274,206
Operating expenses:
Cost of operations	61,250	63,927	64,452	(1,313)	(b	)	188,316
Selling, general and administrative	19,470	6,888	9,562	(2,438)	(b	)	33,482
Depreciation, depletion and amortization	10,718	4,663	9,215	4,635	(a	)	29,723
				492	(b	)
Recovery related to sale of US assets	(718)	—	—	—			(718)
Foreign exchange gain and other	(1,441)	—	—	—			(1,441)

Income from operations	9,567	15,098	1,555	(1,376)			24,844
Other	—	—	12	—			12
Interest income	—	(3,409)	—	3,409	(b	)	—
Interest expense	5,727	—	2,093	23,359	(c	)	29,086
				(2,093)	(b	)

Income (loss) before income taxes	3,840	18,507	(550)	(26,051)			(4,254)
Income tax provision (benefit)	1,713	7,403	—	(7,403)	(d	)	1,713

Net income (loss)	2,127	11,104	(550)	(18,648)			(5,967)
Deemed dividend on Series 1 Preferred Shares	(14,717)	—	—	—			(14,717)
Net income (loss) attributable to Common Shareholders	$(12,590)	$11,104	$(550)	$(18,648)			$(20,684)

Basic loss per share	$(0.39)						$(0.58)
Diluted loss per share	$(0.39)						$(0.58)
Shares used in computing per share amounts:
Basic	32,414	—	—	3,250			35,664
Dilutive	32,414	—	—	3,250			35,664

The accompanying notes are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2003
(in thousands)

		Allied(1)	FRS(1)	Allied		FRS		Financing
	Historical	Acquisition	Acquisition	Adjustment	Notes	Adjustment	Notes	Adjustment	Notes	Pro Forma

ASSETS
Cash and cash equivalents	$16,282	$25	$339	$(124,790)	(e)	$(128,500)	(e)	$243,125	(h)	$6,481
Accounts receivable	19,793	3,290	14,772	6,108	(f)	—		—		43,963
Prepaid expenses and other assets	2,551	533	2,849	—		(855)	(f)	—		5,078

Total current assets	38,626	3,848	17,960	(118,682)		(129,355)		243,125		55,522
Property and equipment, net	162,496	17,046	18,143	4,232	(f)	—		—		201,917
Goodwill	75,741	116,168	174	(116,168)	(f)	(174)	(f)	—		278,385
				86,704	(g)	115,940	(g)
Deferred income taxes	2,699	—	598	—		(598)	(f)	—		2,699
Other intangibles and other assets	17,201	64	503	13,159	(g)	10,014	(g)	6,875	(h)	47,193
						(485)	(f)
						(138)	(g)

Total assets	$296,763	$137,126	$37,378	$(130,755)		$(4,796)		$250,000		$585,716

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$5,303	$5,226	$7,615	$500	(g)	$500	(g)	$—		$13,918
				(5,226)	(f)
Notes payable	—	—	10,500	—		(10,500)	(f)	—		—
Accrued expenses and other liabilities	17,601	1,872	3,069	350	(g)	500	(g)	—		22,137
				(1,255)	(f)
Deferred revenue	—	4,544	—	—		—		—		4,544
Current portion of long-term debt	1,224	5	8,532	—		(8,532)	(f)	—		1,229
Current portion of capital lease obligations	1,407	—	—	—		—		—		1,407

Total current liabilities	25,535	11,647	29,716	(5,631)		(18,032)		—		43,235
Capital lease obligations	1,251	—	—	—		—		—		1,251
Redeemable Preferred Shares	40,632	—	—	—		—		—		40,632
Due to affiliate	—	80,863	—	(80,863)	(f)	—		—		—
Long-term obligations	68,974	355	10,188	—		(10,188)	(f)	250,000	(h)	319,329

Total liabilities	136,392	92,865	39,904	(86,494)		(28,220)		250,000		404,447

Common stock	128,055	—	100	—		20,898	(e)	—		148,953
						(100)	(e)
Series 1 Preferred Shares	26,891	—	—	—		—		—		26,891
Other additional paid-in-capital	13,152	—	11,671	—		(11,671)	(e)	—		13,152
Investment by Parent	—	44,261	—	(44,261)	(e)	—		—		—
Options, warrants and deferred compensation	19,455	—	—	—		—		—		19,455
Accumulated other comprehensive income	9,783	—	—	—		—		—		9,783
Accumulated deficit	(36,965)	—	(14,297)	—		14,297	(e)	—		(36,965)

Total shareholders’ equity	160,371	44,261	(2,526)	(44,261)		23,424		—		181,269

Total liabilities and shareholders’ equity	$296,763	$137,126	$37,378	$(130,755)		$(4,796)		$250,000		$585,716

(1) Allied Acquisition and FRS Acquisition balance sheet amounts are as of September 30, 2003.

The accompanying notes are an integral part of these statements

NOTES TO UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share data)

      The following notes are a summary of the pro forma adjustments reflected in, and form an integral part of, the unaudited pro forma condensed consolidated financial statements.

(a)	Reflects the amortization of intangible assets based on the estimate of intangible asset values, primarily service agreements, customer lists and non-compete agreements, over their expected useful lives of five years.

(b)	Reflects the removal of rent expense from cost of operations for trucks and containers leased from other Allied subsidiaries. These trucks and containers are being acquired as part of the Allied Acquisition. Rent expense being removed is $723 for the six months ended June 30, 2003 and $1,313 for the year ended December 31, 2002. Depreciation relative to the assets being acquired is $272 for the six months ended June 30, 2003 and $492 for the year ended December 31, 2002.

Reflects the removal of losses on the sale of receivables to another subsidiary of Allied. These receivables are being acquired as part of the Allied Acquisition. Loss on the sale of receivables being removed is $813 for the six months ended June 30, 2003 and nil for the year ended December 31, 2002.

Reflects the elimination of FRS management fees related to agreements not being assumed approximating $1,344 for the six months ended June 30, 2003 and $2,888 for the year ended December 31, 2003 offset by new employment and consulting agreements approximating $225 for the six months ended June 30, 2003 and $450 for the year ended December 31, 2003.

Reflects the elimination of interest income received on balances due from affiliate not being acquired as part of the Allied Acquisition. Such amounts were $2,510 for the six months ended June 30, 2003 and $3,409 for the year ended December 31, 2002.

Reflects the elimination of FRS interest, expense of $1,015 for the six months ended June 30, 2003 and $2,093 for the year ended December 31, 2002, related to debt not assumed.

(c)	Reflects interest expense from the issuance by the Company of the $250 million senior subordinated indebtedness as of the beginning of the period being presented. The all-in interest cost includes interest based upon the stated rate of the notes, amortizing debt issue costs and underwriter fees. The stated rate of the notes is assumed to be 9.0%. For each additional 100bps change in the actual borrowing rate from the assumed rate, interest expense would increase or decrease by approximately $2.5 million. The Company entered into a $220 million 364-day senior secured credit facility the proceeds of which were used to finance the acquisition of certain assets of Allied and to repay the prior senior credit facility. The 364-day facility bears interest at 9.0% per annum and has an initial term of 364 days with an extension option. However, the Company expects to, in part, refinance the 364-day facility in the first half of 2004 with the financing previously described. The Company has excluded from the pro forma adjustments approximately $8.0 million of estimated fees and expenses related to the 364-day facility.

(d)	Reflects the elimination of U.S. income taxes otherwise payable as a result of the pro forma adjustments previously described. The Company has not assumed any additional benefit of the tax losses attributed to the pro forma adjustments as it does not expect to benefit from such losses at this time.

(e)	Reflects the payment of cash purchase price as well as the issuance of 3,250 common shares at a fair value of $6.43 per share and the elimination of predecessor entity equity components. Fair value of the shares issued in connection with the acquisition was based upon the average closing market price of the Company’s common stock during the five-day period consisting of the period two days before, the day of and two days after the terms of the acquisition were agreed and announced.

(f)	Reflects the elimination of assets not acquired and liabilities not assumed as part of the Acquisitions. The assets not being acquired primarily relate to predecessor entity goodwill and certain tax assets.

The liabilities not assumed primarily relate to indebtedness of FRS and accounts payable and accrued expenses of Allied. Additionally, the Company is acquiring certain receivables, trucks and containers from other Allied entities. Also, refer to Note (g) for further details concerning the allocation of purchase price.

(g)	Reflects the preliminary allocation of purchase price based upon a preliminary estimate of the fair value of assets being acquired and liabilities being assumed by the Company as follows:

	Allied	FRS
	Acquisition	Acquisition	Total

Purchase price:
Cash	$124,790	$128,500	$253,290
Common Stock issued	—	20,898	20,898
Warrants issued	—	138	138

Total purchase price	124,790	149,536	274,326

Allocated as follows:
Net book value of assets acquired / (liabilities) assumed	44,261	(2,526)	41,735
Adjustments to net book value:
Receivables acquired	6,108	—	6,108
Trucks and containers acquired	4,232	—	4,232
Accounts payable and accrued expenses not assumed	6,481	—	6,481
Indebtedness not assumed	—	29,220	29,220
Due to affiliate not assumed	80,863	—	80,863
Historical goodwill and intangible assets	(116,168)	(659)	(116,827)
Additional liability assumed	(850)	(1,000)	(1,850)
Other assets not acquired	—	(855)	(855)
Deferred income tax asset not acquired	—	(598)	(598)

Adjusted net book value of assets/(liabilities)	24,927	23,582	48,509

Excess purchase price to be allocated	$99,863	$125,954	$225,817

Allocated as follows:
Goodwill	$86,704	$115,940	$202,644
Service contracts, customer lists and non-compete agreements	13,159	10,014	23,173

Total allocated	$99,863	$125,954	$225,817

The allocation of purchase price is considered preliminary until the Company has acquired all necessary information to finalize the allocation of purchase price. However, the allocation of purchase price generally will not extend beyond one-year from the date of acquisition. Adjustments to the allocation of purchase price may decrease those amounts allocated to goodwill and as such may increase those amounts allocated to other tangible or intangible assets which may result in higher depreciation or amortization expense in future periods.

(h)	Reflects the issuance by the Company of $250 million senior subordinated indebtedness at a rate of 9.0% for eight years, and underwriting, professional and legal fees of approximately $6,875.

Other Note:

•	Historical interest expense for the six months ended June 30, 2003 includes interest expense related to the Company’s Redeemable Preferred Shares of approximately $2,198.

EXHIBITS

10.1	Purchase Agreement dated as of November 13, 2003 by and among Waste Services, Inc., certain affiliates of Waste Services, Inc., Capital Environmental Resource Inc., Allied Waste Industries, Inc. and certain affiliates thereof.

10.2	Credit Agreement dated as of December 31, 2003 among Capital Environmental Resource Inc., Waste Services, Inc., the several lenders from time to time parties thereto, Lehman Brothers Inc., as Arranger, Lehman Commercial Paper Inc., as Syndication Agent and Lehman Commercial Paper Inc., as Administrative Agent.

99.1	North Central Florida District (Wholly Owned Divisions of Allied Waste Industries, Inc.) Combined Financial Statements, as of December 31, 2002 and 2001 and for the three years ended December 31, 2002 and Combined Financial Statements, as of September 30, 2003, December 31, 2002 and for the nine months ended September 30, 2003 and September 30, 2002

99.2	Florida Recycling Services, Inc. of Illinois and Subsidiary, Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000 and as of and for the nine months ended September 30, 2003 and September 30, 2002

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:

/s/ DAVID SUTHERLAND-YOEST

David Sutherland-Yoest
Chairman and Chief Executive Officer

/s/ RONALD L. RUBIN

Ronald L. Rubin
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Date: January 20, 2004